Exhibit 99.2

West Fraser Timber Co. Ltd.
Consolidated Financial Statements
December 31, 2023 and 2022

RESPONSIBILITY OF MANAGEMENT
Management’s Report on the Consolidated Financial Statements
The accompanying consolidated financial statements and related notes are the responsibility of the management of West Fraser Timber Co. Ltd. (the “Company”). They have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.
The consolidated financial statements are approved by the Board of Directors on the recommendation of the Audit Committee. The Audit Committee, appointed by the Board of Directors, is composed entirely of independent directors. The Audit Committee reviews the Company’s consolidated financial statements and reports its findings to the Board of Directors for consideration before the consolidated financial statements are approved for issuance to shareholders and submitted to securities commissions or other regulatory authorities.
The Audit Committee’s duties also include reviewing critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management and approving the fees of the Company’s independent registered public accounting firm.
The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, performed an audit of the consolidated financial statements, the results of which are reflected in their Report of Independent Registered Public Accounting Firm for 2023. PricewaterhouseCoopers LLP has full and independent access to the Audit Committee to discuss their audit and related matters.
Management’s Report on Internal Control over Financial Reporting
Under our supervision, management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards.
In accordance with the provisions of NI 52-109, our management has limited the scope of its design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Spray Lake Sawmills (1980) Ltd. (“Spray Lake”), which was acquired on November 17, 2023.
Spray Lake’s contribution to our consolidated financial statements for the year ended December 31, 2023 was $5 million of sales, representing approximately 0.1% of consolidated sales, and $1 million of loss, representing 0.7% of consolidated loss. Additionally, assets attributed to Spray Lake’s assets were $134 million, representing approximately 1.4% of our total assets as at December 31, 2023.
Under our supervision, management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report which appears herein.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Sean McLaren	/s/ Chris Virostek
Sean McLaren	Chris Virostek
President and Chief Executive Officer	Senior Vice-President, Finance and Chief Financial Officer
February 14, 2024

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of West Fraser Timber Co. Ltd.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of West Fraser Timber Co. Ltd. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of earnings (loss) and comprehensive earnings (loss), of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Spray Lake Sawmills (1980) Ltd. from its assessment of internal control over financial reporting as of December 31, 2023 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2023. We have also excluded Spray Lake Sawmills (1980) Ltd. from our audit of internal control over financial reporting. Spray Lake Sawmills (1980) Ltd. is a wholly owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent $134 million and $5 million, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill Impairment Assessments
As described in Note 9 to the consolidated financial statements, the Company’s goodwill balance was $1,949 million as of December 31, 2023. Management conducts an impairment assessment as of December 31 of each year, or more frequently if an indicator of impairment is identified. Management assesses the recoverability of goodwill by comparing the carrying value of each cash generating unit (CGU) or CGU group associated with the goodwill balance to its estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use. An impairment loss is recorded if the carrying value exceeds the estimated recoverable amount of a CGU or CGU group. Management has determined the recoverable amount of each applicable CGU group based on their fair value less cost of disposal through discounted cash flow models. The key assumptions used in the discounted cash flow models include production volume, product pricing, raw material input cost, production cost, terminal multiple and discount rate. The estimated recoverable amount of each applicable CGU group exceeded its respective carrying amount in management’s goodwill impairment assessments, and as such, no impairment losses were recorded by management.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments is a critical audit matter are (i) the significant judgment by management when determining the recoverable amount of each applicable CGU group, including the development of key assumptions; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s key assumptions in the discounted cash flow models related to production volume, product pricing, raw material input cost, production cost, terminal multiple and discount rate; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the determination of the recoverable amount of each applicable CGU group. These procedures also included, among others, testing management’s process for determining the recoverable amount of each applicable CGU group, including evaluating the appropriateness of the discounted cash flow models, testing the completeness and accuracy of underlying data used in the models and evaluating the reasonableness of the key assumptions used by management. Evaluating the reasonableness of the production volume, product pricing, raw material input cost and production cost involved considering the current and past performance of each applicable CGU group, as well as economic and industry forecasts, as applicable. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the discounted cash flow models, and the reasonableness of the terminal multiple and the discount rate.
/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants

Vancouver, Canada February 14, 2024
We have served as the Company’s auditor since 1973.

West Fraser Timber Co. Ltd.
Consolidated Balance Sheets
(in millions of United States dollars, except where indicated)

		As at December 31, 2023	As at December 31, 2022
	Note
Assets
Current assets
Cash and cash equivalents	4	$900	$1,162
Receivables	23	311	350
Income taxes receivable		93	145
Inventories	5	851	1,032
Prepaid expenses		40	60
Assets held for sale	6	182	—
		2,377	2,749
Property, plant and equipment	7	3,835	3,982
Timber licences	8	376	351
Goodwill and other intangible assets	9	2,307	2,358
Export duty deposits	26	377	354
Other assets	10	137	175
Deferred income tax assets	20	6	4
		$9,415	$9,973

Liabilities
Current liabilities
Payables and accrued liabilities	11	$620	$722
Current portion of long-term debt	13	300	—
Current portion of reforestation and decommissioning obligations	12	60	58
Income taxes payable		7	12
Liabilities associated with assets held for sale	6	63	—
		1,050	792
Long-term debt	13	199	499
Other liabilities	12	260	268
Deferred income tax liabilities	20	683	795
		2,193	2,354
Shareholders’ Equity
Share capital	15	2,607	2,667
Retained earnings		4,913	5,284
Accumulated other comprehensive loss		(297)	(332)
		7,223	7,619
		$9,415	$9,973
The number of Common shares and Class B Common shares outstanding at February 13, 2024 was 81,709,092.
Approved by the Board of Directors

/s/ Gillian D. Winckler	/s/ Reid Carter
Gillian D. Winckler	Reid Carter
Director	Director

West Fraser Timber Co. Ltd.
Consolidated Statements of Earnings (Loss) and Comprehensive Earnings (Loss)
(in millions of United States dollars, except where indicated)

		Years Ended
		December 31,	December 31,
		2023	2022

Sales		$6,454	$9,701

Costs and expenses
Cost of products sold		4,685	5,142
Freight and other distribution costs		894	963
Export duties, net	26	8	18
Amortization		541	589
Selling, general and administration		307	365
Equity-based compensation	16	25	5
Restructuring and impairment charges	17	279	60
		6,738	7,142

Operating earnings (loss)		(284)	2,559

Finance income (expense), net	18	51	(3)
Other income	19	5	37
Earnings (loss) before tax		(228)	2,593
Tax recovery (provision)	20	61	(618)
Earnings (loss)		$(167)	$1,975

Earnings (loss) per share (dollars)
Basic	22	$(2.01)	$21.06
Diluted	22	$(2.01)	$20.86

Comprehensive earnings (loss)
Earnings (loss)		$(167)	$1,975
Other comprehensive earnings (loss)
Items that may be reclassified to earnings
Translation gain (loss) on operations with different functional currencies		34	(83)
Items that will not be reclassified to earnings
Actuarial gain (loss) on retirement benefits, net of tax	14	(35)	164
		—	81
Comprehensive earnings (loss)		$(167)	$2,056

West Fraser Timber Co. Ltd.
Consolidated Statements of Changes in Shareholders' Equity
(in millions of United States dollars, except where indicated)

		Share Capital		Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity
	Note	Number of shares	Amount

Balance at December 31, 2021		105,928,734	$3,402	$4,503	$(249)	$7,656
Earnings for the year		—	—	1,975	—	1,975
Other comprehensive earnings (loss):
Translation loss on operations with different functional currencies		—	—	—	(83)	(83)
Actuarial gain on retirement benefits, net of tax		—	—	164	—	164
Repurchase of Common shares for cancellation	15	(22,373,320)	(735)	(1,255)	—	(1,990)
Dividends declared[1]		—	—	(103)	—	(103)
Balance at December 31, 2022		83,555,414	$2,667	$5,284	$(332)	$7,619
Loss for the year		—	—	(167)	—	(167)
Other comprehensive earnings (loss):
Translation gain on operations with different functional currencies		—	—	—	34	34
Actuarial loss on retirement benefits, net of tax		—	—	(35)	—	(35)
Issuance of Common shares	15	383	—	—	—	—
Repurchase of Common shares for cancellation	15	(1,834,801)	(60)	(69)	—	(129)
Dividends declared[1]		—	—	(100)	—	(100)
Balance at December 31, 2023		81,720,996	$2,607	$4,913	$(297)	$7,223
1.Cash dividends declared during the year ended December 31, 2022 were $1.15 per share. Cash dividends declared during the year ended December 31, 2023 were $1.20 per share.

West Fraser Timber Co. Ltd.
Consolidated Statements of Cash Flows
(in millions of United States dollars, except where indicated)

		Years Ended
		December 31,	December 31,
	Note	2023	2022
Cash provided by operating activities
Earnings (loss)		$(167)	$1,975
Adjustments
Amortization		541	589
Restructuring and impairment charges	17	279	60
Finance (income) expense, net	18	(51)	3
Foreign exchange loss (gain)		7	(28)
Export duty	26	(45)	(99)
Retirement benefit expense	14	77	103
Net contributions to retirement benefit plans	14	(37)	(76)
Tax (recovery) provision	20	(61)	618
Income taxes paid		(24)	(982)
Other		(4)	(11)
Changes in non-cash working capital
Receivables		6	140
Inventories		132	20
Prepaid expenses		4	(6)
Payables and accrued liabilities		(131)	(99)
		525	2,207
Cash used for financing activities
Repayment of lease obligations		(15)	(14)
Finance expense paid		(24)	(23)
Repurchase of Common shares for cancellation	15	(129)	(1,990)
Dividends paid		(100)	(99)
		(268)	(2,126)
Cash used for investing activities
Spray Lake Acquisition, net of cash acquired	3	(100)	—
Additions to capital assets		(477)	(477)
Interest received		47	17
Other		—	1
		(530)	(459)
Change in cash and cash equivalents		(273)	(378)
Foreign exchange effect on cash and cash equivalents		10	(28)
Cash and cash equivalents - beginning of year		1,162	1,568
Cash and cash equivalents - end of year		$900	$1,162

West Fraser Timber Co. Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(figures are in millions of United States dollars, except where indicated)
1.Nature of operations
West Fraser Timber Co. Ltd. ("West Fraser", the “Company”, "we", "us" or "our") is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. Our executive office is located at 885 West Georgia Street, Suite 1500, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.
2.Basis of presentation
These consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and were approved by our Board of Directors on February 14, 2024.
Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.
Assets and liabilities subject to transfer as a result of the pending sales of the Hinton pulp mill, Quesnel River Pulp mill, and Slave Lake Pulp mill have been presented as part of assets held for sale and liabilities held for sale respectively (see note 6) and are not included in the other December 31, 2023 balance sheet amounts presented throughout.
Material accounting policies
Material accounting policies that relate to the consolidated financial statements as a whole are incorporated in this note. Where a material accounting policy is applicable to a specific note disclosure, the policy is described within the respective note.
Basis of consolidation
These consolidated financial statements include the accounts of West Fraser and its wholly-owned subsidiaries after the elimination of intercompany transactions and balances.
Our material subsidiaries are West Fraser Mills Ltd. and Norbord Inc. Our 50%-owned joint operations, Alberta Newsprint Company and Cariboo Pulp & Paper Company, are accounted for by recognizing our share of the assets, liabilities, revenues, and expenses related to these joint operations.
Use of estimates and judgments
The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts could differ materially from these and other estimates, the impact of which would be recorded in future periods. Management is also required to exercise judgment in the process of applying accounting policies. Information about the significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:
•Note 2 – Determination of functional currency
•Note 3 – Fair value of PPE and intangible assets acquired in business combinations
•Note 5 – Valuation of inventories
•Note 6 – Fair value less costs to sell of disposal group held for sale
•Note 7-9, 17 – Recoverability of PPE, timber licences, and other intangible assets

•Note 7 – Estimated useful lives of PPE
•Note 9 – Recoverability of goodwill
•Note 12 – Reforestation and decommissioning obligations
•Note 14 – Defined benefit pension plans
•Note 20 – Income taxes
•Note 26 – CVD and ADD duty dispute
Revenue recognition
Revenue is derived primarily from product sales and is recognized when a customer obtains control over the goods. The timing of transfer of control to customers varies depending on the individual terms of the sales contract and typically occurs when the product is loaded on a common carrier at our mill, loaded on an ocean carrier, or delivered to the customer. The amount of revenue recognized is net of our estimate for early payment discounts and volume rebates.
Revenue includes charges for freight and handling. The costs related to these revenues are recorded in freight and other distribution costs.
Reporting currency and foreign currency translation
The consolidated financial statements are presented in USD, which is determined to be the functional currency of our U.S. operations and the majority of our Canadian operations.
For these entities, all transactions not denominated in our U.S. functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as Other income (expense). Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.
Our European operations have British pound sterling and Euro functional currencies. Our Spray Lake lumber mill (note 3) and jointly-owned newsprint operation have Canadian dollar functional currency. Assets and liabilities of these entities are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in Accumulated other comprehensive loss.
Impairment of capital assets
We assess property, plant and equipment, timber licences, and other definite-lived intangible assets for indicators of impairment at each reporting date and whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
Impairment testing is applied to individual assets or cash generating units (“CGUs”), the smallest group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets. We have identified each of our mills as a CGU for impairment testing unless there is economic interdependence of CGUs, in which case they are grouped for impairment testing.
When a triggering event is identified, the recoverability of an asset or CGU is assessed by comparing the carrying amount of the asset or CGU to the estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use.
Fair value less costs of disposal is determined by ascertaining the price that would be received to sell an asset in an orderly transaction between market participants under current market conditions, less incremental costs directly attributable to the disposal. Value in use is determined using a discounted cash flow model by measuring the pre-tax cash flows expected to be generated from the asset over its estimated useful life discounted by a pre-tax discount rate.
Where an impairment loss for an asset or CGU subsequently reverses, the carrying amount of the asset or CGU is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been previously recognized.
Fair value measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs.
The three levels of the fair value hierarchy are:
Level 1
Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2
Values based on inputs other than quoted prices that are observable for the asset or liability, directly or indirectly.
Level 3
Values based on valuation techniques that require inputs which are both unobservable and significant to the overall fair value measurement.
Application of new and revised accounting standards
We have adopted the amendments to IAS 1 Presentation of Financial Statements regarding the disclosure of material accounting policies, amendments to IAS 8 Changes in Accounting Estimates and Errors regarding the definition of accounting estimates, and amendments to IAS 12 Income Taxes regarding deferred tax related to assets and liabilities arising from a single transaction, which were effective for annual periods beginning on or after January 1, 2023. In addition, we have adopted the amendments to IAS 12 Income Taxes regarding relief from deferred tax accounting for top-up tax under Pillar Two, which was effective from May 23, 2023 onwards. These amendments did not have a material impact on our consolidated financial statements.
Accounting standards issued but not yet applied
Amendments to IAS 1, Presentation of Financial Statements
In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments clarify that the classification of liabilities as current or non-current should be based on rights that exist at the end of the reporting period. The amendments also clarify the definition of a settlement and provide situations that would be considered as a settlement of a liability. In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants that an entity is required to comply with on or before the reporting date and covenants that an entity must comply with only after the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2024. These amendments are not expected to have a material impact on our consolidated financial statements.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on our consolidated financial statements.
3.Business acquisition
Accounting policies
Business combinations are accounted for using the acquisition method. We measure goodwill at the acquisition date as the fair value of the consideration transferred less the fair value of the identifiable assets acquired and liabilities assumed. The determination of the fair value of the assets acquired and liabilities assumed requires management to use estimates that contain uncertainty and critical judgments. Transaction costs in connection with business combinations are expensed as incurred.
Valuation techniques utilized
We engaged a valuations expert to assist with the determination of estimated fair value for acquired working capital, property, plant and equipment, and timber licenses.
We applied the market comparison approach and cost approach in determining the fair value of acquired property, plant, and equipment. We considered market prices for similar assets when they were available, and depreciated replacement cost in other circumstances. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence. The key assumptions used in the estimation of depreciated replacement cost are the asset’s estimated replacement cost at the time of acquisition and estimated useful life.
The fair value of timber licenses acquired was determined by using a market comparison technique based on precedent transactions in Western Canada.
Supporting information
On November 17, 2023, we acquired 100 percent of the shares in Spray Lake Sawmills (1980) Ltd., which operates a lumber mill located in Cochrane, Alberta, and the associated timber licenses (“Spray Lake Acquisition”) for preliminary cash consideration of $102 million (CAD$140 million). This acquisition has been accounted for as an acquisition of a business in accordance with IFRS 3 Business Combinations. We have allocated the purchase price based on our preliminary estimated fair value of the assets acquired and the liabilities assumed as follows:

West Fraser purchase consideration:
Cash consideration[1]	$102

Fair value of net assets acquired:
Cash	$1
Accounts receivable	3
Inventories	24
Prepaid expenses	1
Income taxes receivable	1
Property, plant and equipment	58
Timber licenses	42
Payables and accrued liabilities	(8)
Other liabilities	(3)
Deferred income tax liabilities	(18)
$102
1.A net outflow comprising the cash consideration of $102 million net of cash acquired of $1 million is presented in the consolidated statements of cash flows.
Purchase consideration is preliminary as at December 31, 2023 and is subject to finalization of certain post-close working capital adjustments. Our valuation of property, plant and equipment and intangible assets remains preliminary as at December 31, 2023.
We have incorporated the mill into our Lumber segment. Acquisition costs were nominal and have been expensed in selling, general, and administration.
The following table represents the actual results of Spray Lake included in our consolidated statements of earnings (loss) from the date of acquisition to December 31, 2023.

($ millions)
Sales	$5
Operating loss[1]	$(2)
Loss[1]	$(1)
1.Operating loss and loss include a one-time charge of $2 million related to inventory purchase price accounting.
The following table represents the proforma results of operations for the year ended December 31, 2023 assuming the Spray Lake Acquisition occurred on January 1, 2023 and that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition occurred on January 1, 2023.

Proforma 2023 Results ($ millions)	West Fraser Actual Results[2] 2023	Spray Lake Proforma Results[1] Jan-23 to Nov-23	West Fraser Proforma Results[1,2] 2023
Sales	6,454	75	$6,529
Operating earnings (loss)	(284)	8	$(276)
Earnings (loss)	(167)	9	$(158)
1.These proforma results have been provided as required per IFRS 3 Business Combinations. West Fraser proforma 2023 results presents West Fraser’s results as if the Spray Lake Acquisition were completed on January 1, 2023.
2.Operating earnings (loss) and earnings (loss) include a one-time charge of $2 million related to inventory purchase price accounting.
4.Cash and cash equivalents
Accounting policies
Cash and cash equivalents consist of cash on deposit and short‑term interest-bearing securities maturing within three months of the date of purchase.
Supporting information

	December 31,	December 31,
As at	2023	2022
Cash	$513	$706
Cash equivalents	387	456
	$900	$1,162
5.Inventories
Accounting policies
Inventories are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour, and an allocation of overhead.
Supporting information

As at	December 31, 2023	December 31, 2022
Manufactured products	$363	$428
Logs and other raw materials	257	376
Materials and supplies	231	228
	$851	$1,032
Inventories at December 31, 2023 were subject to a valuation reserve of $31 million (December 31, 2022 - $61 million) to reflect net realizable value being lower than cost.
The carrying amount of inventory recorded at net realizable value was $118 million at December 31, 2023 (December 31, 2022 - $232 million), with the remaining inventory recorded at cost.
6.Disposal groups held for sale
Accounting policies
Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets or disposal groups are generally measured at the lower of their carrying amount and fair value less costs to sell.

Any excess of carrying value over fair value less costs to sell is recognized as impairment loss. Impairment loss on a disposal group is allocated first to goodwill, if any, and then to the remaining non-current assets within the scope of the measurement requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations on a pro-rata basis. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in earnings.
Once classified as held-for-sale, property, plant and equipment and timber licenses are no longer depreciated.
Supporting information
Sale of Hinton pulp mill
On July 10, 2023, we announced an agreement to sell our unbleached softwood kraft pulp mill in Hinton, Alberta to Mondi Group plc (“Mondi”). The transaction closed on February 3, 2024 following the completion of regulatory reviews and satisfaction of customary closing conditions. The facility is presented as a disposal group held for sale at December 31, 2023.
Under the terms of the agreement, Mondi purchased specified assets, including property, plant and equipment and working capital, and assumed certain liabilities related to the Hinton pulp mill in exchange for a base purchase price of $5 million prior to working capital and other adjustments specified in the asset purchase agreement. Pursuant to the transaction, we will continue to supply fibre to the Hinton pulp mill under long-term contract, via residuals from our Alberta lumber mills.
An impairment loss of $121 million in relation to the sale of the Hinton pulp mill has been included in Restructuring and impairment charges in the year ended December 31, 2023 (see note 17). The impairment loss includes remeasurements of estimated working capital adjustments specified in the asset purchase agreement.
Sale of Quesnel River Pulp mill and Slave Lake Pulp mill
On September 22, 2023, we announced an agreement to sell our two bleached chemithermomechanical pulp (“BCTMP”) mills, Quesnel River Pulp mill in Quesnel, B.C. and Slave Lake Pulp mill in Slave Lake, Alberta to an affiliate of Atlas Holdings (“Atlas”). The transaction is anticipated to close following successful completion of customary regulatory reviews and customary closing conditions. Activities in respect of the closing conditions are proceeding and we anticipate closing the transaction in early 2024. The facilities are presented as a disposal group held for sale at December 31, 2023.
Under the terms of the agreement, Atlas will purchase specified assets, including property, plant and equipment, working capital, certain timber licenses in Alberta, and assume certain liabilities related to the mills and timber licenses in exchange for a base purchase price of $120 million prior to working capital adjustments specified in the asset purchase agreement. Pursuant to the transaction, we will continue to supply fibre to the Quesnel River Pulp mill under long-term contract.
An impairment loss of $20 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill has been included in Restructuring and impairment charges in the year ended December 31, 2023 (see note 17).

Carrying values of disposal groups
As at December 31, 2023, the disposal group comprised the following assets and liabilities:

Receivables	$49
Inventories	72
Prepaid expenses	2
Property, plant and equipment	54
Timber licenses	3
Retirement assets	3
Assets held for sale	$182

Payables and accrued liabilities	$58
Reforestation and decommissioning obligations	2
Retirement liabilities	3
Liabilities associated with assets held for sale	$63
7.Property, plant and equipment
Accounting policies
Property, plant and equipment are recorded at historical cost, less accumulated amortization and impairment losses. Expenditures for additions and improvements are capitalized. Borrowing costs are capitalized when the asset construction period exceeds 12 months and the borrowing costs are directly attributable to the asset. Expenditures for maintenance and repairs are charged to earnings. Upon retirement, disposal, or destruction of an asset, the cost and related amortization are derecognized and any resulting gain or loss is included in earnings.
Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives as follows:

Buildings	10 - 30 years
Manufacturing plant, equipment and machinery	6 - 25 years
Fixtures, mobile and other equipment	3 - 10 years
Roads and bridges	Not exceeding 40 years
Major maintenance shutdowns	1 - 2 years
Construction-in-progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction-in-progress is not depreciated. Once the asset is complete and available for use, the construction-in-progress balance is transferred to the appropriate category of property, plant and equipment and depreciation commences.

Supporting Information

	Manufacturing plant, equipment and machinery	Construction- in-progress	Roads and bridges	Other	Total
As at December 31, 2021	$3,751	$252	$41	$56	$4,100
Additions	117	343	16	6	482
Amortization[1]	(494)	—	(13)	—	(507)
Impairment (note 17)	(43)	(3)	—	(2)	(48)
Foreign exchange	(37)	(2)	—	(1)	(40)
Disposals	(3)	(2)	—	—	(5)
Transfers	229	(229)	—	—	—
As at December 31, 2022	$3,520	$359	$44	$59	$3,982

As at December 31, 2022
Cost	$6,702	$359	$157	$65	$7,283
Accumulated amortization	(3,182)	—	(113)	(6)	(3,301)
Net	$3,520	$359	$44	$59	$3,982

As at December 31, 2022	$3,520	$359	$44	$59	$3,982
Acquisition (note 3)	23	—	—	36	58
Additions	257	244	13	1	516
Amortization[1]	(451)	—	(11)	(1)	(462)
Impairment (note 17)	(202)	(7)	—	—	(209)
Transfer to disposal groups held for sale (note 6)	(50)	—	(3)	(1)	(54)
Foreign exchange	17	1	—	2	19
Disposals	(8)	—	—	(1)	(9)
Transfers	217	(222)	2	(1)	(4)
As at December 31, 2023	$3,319	$376	$46	$94	$3,835

As at December 31, 2023
Cost	$6,524	$376	$156	$95	$7,151
Accumulated amortization	(3,205)	—	(110)	(1)	(3,316)
Net	$3,319	$376	$46	$94	$3,835
1.Amortization of $451 million relates to cost of products sold and $11 million relates to selling, general and administration expense (2022 - $499 million and $8 million, respectively).
8.Timber licenses
Accounting policies
Timber licences, which are renewable or replaceable, are recorded at historical cost, less accumulated amortization and impairment losses. Timber licences are amortized on a straight-line basis over their estimated useful lives of 40 years.

Supporting information

Timber licences
As at December 31, 2021	$368
Amortization[1]	(17)
As at December 31, 2022	$351

As at December 31, 2022
Cost	$641
Accumulated amortization	(290)
Net	$351

As at December 31, 2022	$351
Acquisition (note 3)	42
Additions	—
Amortization[1]	(16)
Transfer to disposal groups held for sale (note 6)	(3)
Foreign exchange	2
As at December 31, 2023	$376

As at December 31, 2023
Cost	$673
Accumulated amortization	(297)
Net	$376
1.Amortization relates to cost of products sold.
9.Goodwill and other intangibles
Accounting policies
Goodwill represents the excess purchase price paid for a business acquisition over the fair value of the net assets acquired. Goodwill is tested annually for impairment at December 31, or more frequently if an indicator of impairment is identified.
The customer relationship intangible assets relate to the Norbord and Angelina Forest Products acquisitions and are amortized straight-line over 3 to 10 years.
Other intangibles are recorded at historical cost less accumulated amortization and impairment losses. Other intangibles include software which is amortized over periods of up to five years and non‑replaceable finite term timber rights which are amortized as the related timber volumes are logged.
Goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination from which it arose. The allocation is based on the lowest level at which goodwill is monitored internally.
Recoverability of goodwill is assessed by comparing the carrying value of the CGU or group of CGUs associated with the goodwill balance to its estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use.
An impairment loss is recorded if the carrying value exceeds the estimated recoverable amount. Goodwill impairment losses cannot be reversed.

Supporting information

	Goodwill	Customer Relationship Intangible	Other	Total
As at December 31, 2021	$1,975	$426	$39	$2,440
Amortization[1]	—	(54)	(11)	(65)
Foreign exchange	(11)	(3)	(1)	(15)
Finalization of purchase price allocation on Angelina acquisition	(20)	21	—	1
Other	—	—	(3)	(3)
As at December 31, 2022	$1,944	$390	$24	$2,358

As at December 31, 2022
Cost	$1,944	$486	$74	$2,504
Accumulated amortization	—	(96)	(50)	(146)
Net	$1,944	$390	$24	$2,358

As at December 31, 2022	$1,944	$390	$24	$2,358
Additions	—	—	3	3
Amortization[1]	—	(53)	(9)	(62)
Foreign exchange	5	2	—	6
Transfers	—	—	4	4
Other	—	—	(2)	(2)
As at December 31, 2023	$1,949	$339	$20	$2,307

As at December 31, 2023
Cost	$1,949	$489	$80	$2,518
Accumulated amortization	—	(150)	(60)	(211)
Net	$1,949	$339	$20	$2,307
1.Amortization of $62 million (2022 - $65 million) relates to selling, general and administration expense.
Goodwill
For the purposes of impairment testing, goodwill has been allocated to the following CGU groups:

	December 31,	December 31,
As at	2023	2022
Canadian lumber	$171	$171
US lumber	409	409
North America EWP	1,280	1,280
Europe EWP	89	84
Total	$1,949	$1,944
The recoverable amounts of the above CGU groups as at December 31, 2023 were determined based on their fair value less costs of disposal using discounted cash flow models. Cash flow forecasts were based on internal estimates for 2024 and 2025 and estimated mid-cycle earnings for subsequent years. Key assumptions include production volume, product pricing, raw material input cost, production cost, terminal multiple, and discount rate. Key assumptions were determined using external sources and historical data from internal sources. Specifically, product pricing has been estimated by reference to average historical prices as well as third-party analyst projections of long-term product pricing. The post-tax discount rate used was 10.2%.

As it relates to the North America EWP and Europe EWP CGU groups, a prolonged downturn in product pricing with an extended recovery could cause their carrying amounts to exceed their recoverable amounts. For North America EWP, an OSB pricing assumption of $289 to $320 per Msf 7/16” was used in determining the recoverable amount and a decrease of 4% in the pricing assumption, assuming all other variables remain constant, could cause the carrying amount to exceed the recoverable amount. For Europe EWP, a decrease of 1% in the pricing assumptions used, assuming all other variables remain constant, could cause the carrying amount to exceed the recoverable amount.
The estimated recoverable amounts of all CGU groups exceeded their respective carrying amounts and as such, no impairment losses were recognized for the year ended December 31, 2023 (2022 - nil).
10.Other assets

		December 31,	December 31,
As at	Note	2023	2022
Retirement assets	14	$83	$132
Interest rate swap contracts	13	—	12
Electricity swaps	23	18	—
Other		36	31
		$137	$175
11.Payables and accrued liabilities

		December 31,	December 31,
As at	Note	2023	2022
Trade accounts		$417	$430
Accrued equity-based compensation	16	53	45
Compensation		66	152
Accrued export duties	26	5	4
Accrued dividends		25	25
Accrued interest		5	5
Current portion of lease obligations		13	11
Restructuring provision		3	10
Other		33	40
		$620	$722

12.Other liabilities

As at	Note	December 31, 2023	December 31, 2022
Retirement liabilities	14	$106	$77
Long-term portion of reforestation obligations		53	55
Long-term portion of decommissioning obligations		16	15
Long-term portion of lease obligations		26	26
Export duties	26	24	73
Electricity swaps	23	12	4
Other		22	18
		$260	$268
Reforestation and decommissioning obligations
Reforestation and decommissioning obligations relate to our responsibility for reforestation under various timber licences and our obligations related to landfill closure and other site remediation costs.
Accounting policies
Reforestation obligations are measured at the present value of the expected expenditures required to settle the obligations and are accrued and charged to earnings when timber is harvested. The reforestation obligation is accreted over time through charges to finance expense and reduced by silviculture expenditures. Changes to estimates are credited or charged to earnings.
We record a liability for decommissioning obligations in the period a reasonable estimate can be made. The liability is determined using estimated closure and/or remediation costs and discounted using an appropriate discount rate. On initial recognition, the carrying value of the liability is added to the carrying amount of the associated asset and amortized over its useful life, or expensed when there is no related asset. The liability is accreted over time through charges to finance expense and reduced by actual costs of settlement. Changes to estimates result in an adjustment of the carrying amount of the associated asset or, where there is no asset, they are credited or charged to earnings.
Reforestation and decommissioning obligations are discounted at the risk-free rate at the balance sheet date.
Supporting information

		Reforestation		Decommissioning
	Note	2023	2022	2023	2022
Beginning of year		$93	$97	$35	$33
Acquisition	3	3	—	1	—
Transfer to disposal groups held for sale	6	—	—	(2)	—
Liabilities recognized		46	51	3	5
Liabilities settled		(52)	(49)	(1)	(1)
Foreign exchange		2	(6)	1	(2)
End of year		92	93	37	35
Less: current portion		(39)	(38)	(21)	(20)
		$53	$55	$16	$15
The total undiscounted amount of the estimated cash flows required to satisfy these obligations is $137 million (December 31, 2022 - $159 million). The cash flows have been discounted using risk-free rates ranging from 2.50% to 3.88% (2022 - 3.27% to 5.51%).

The timing of reforestation expenditures is based on the estimated period required to ensure the associated areas are well established and attain free to grow status, which is generally between 12 to 15 years. Payments relating to landfill closures and site remediation are expected to occur over periods ranging up to 50 years.
13.Operating loans and long-term debt
Accounting policies
Transaction costs related to debt financing or refinancing are deferred and amortized over the life of the associated debt. When our operating loan is undrawn, the related deferred financing costs are recorded in other assets.
Supporting information
Operating loans
As at December 31, 2023, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2028, $35 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $19 million (£15 million) credit facility dedicated to our European operations, and a $11 million (CAD$15 million) demand line of credit dedicated to our jointly‑owned newsprint operation.
As at December 31, 2023, our revolving credit facilities were undrawn (December 31, 2022 - undrawn) and the associated deferred financing costs of $2 million (December 31, 2022 - $1 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime Rate Advances, Base Rate Advances, Bankers’ Acceptances, or Secured Overnight Financing Rate (“SOFR”) Advances at our option. On July 25, 2023, we amended and restated the revolving credit facilities agreement to extend its maturity to July 2028 and replaced the previous London Inter-Bank Offered Rate (“LIBOR”) floating rate option with SOFR.
In addition, we have credit facilities totalling $133 million (December 31, 2022 - $131 million) dedicated to letters of credit. Letters of credit in the amount of $43 million (December 31, 2022 - $61 million) were supported by these facilities.
All debt is unsecured except the $11 million (CAD$15 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
As at December 31, 2023, we were in compliance with the requirements of our credit facilities.
Long-term debt

As at	December 31, 2023	December 31, 2022
Senior notes due October 2024; interest at 4.35%	$300	$300
Term loan due July 2025; floating interest rate	200	200
	500	500
Less: deferred financing costs	(1)	(1)
Less: current portion	(300)	—
	$199	$499
On July 25, 2023, we amended and restated the term loan agreement to extend its maturity to July 2025 and replaced the LIBOR floating rate option with SOFR.
Required principal repayments are disclosed in note 23.
Interest rate swap contracts
We have interest rate swap contracts that have the effect of fixing the interest rate on the $200 million term loan disclosed in the long-term debt table above. In June 2023, these interest rate swaps were amended to reference 3-month

SOFR (previously 3-month LIBOR) effective August 2023. The weighted average fixed interest rate payable under the contracts was 0.91% following the amendment (previously 1.14%).
In January 2024, these interest rate swaps were further amended to extend their maturity from August 2024 to July 2025. Following this amendment, the weighted average fixed interest rate payable under the contract is 2.61%.
The interest rate swap contracts are accounted for as a derivative, with the related changes in the fair value included in Other income in our consolidated statements of earnings (loss). For the year ended December 31, 2023, a loss of $6 million (year ended December 31, 2022 - a gain of $13 million) was recognized in relation to the interest rate swap contracts. The fair value of the interest rate swap contracts at December 31, 2023 was an asset of $6 million (December 31, 2022 - asset of $12 million).
14.Retirement benefits
We maintain defined benefit and defined contribution pension plans covering most of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.
The defined benefit pension plans are operated in Canada, the U.S., and Europe under broadly similar regulatory frameworks. The majority are funded arrangements where benefit payments are made from plan assets that are held in trust. Responsibility for the governance of certain of the plans, including investment and contribution decisions, resides with our Retirement Committees, Human Resources & Compensation Committee of the Board of Directors, and Board of Directors. For the registered defined benefit pension plans, regulations set minimum requirements for contributions for benefit accruals and the funding of deficits.
Starting January 1, 2022, defined benefit pension plans for certain employee groups were closed to new entrants and were replaced by defined contribution plans.
Accounting policies
We record a retirement asset or liability for our employee defined benefit pension and other retirement benefit plans by netting our plan assets with our plan obligations, on a plan-by-plan basis.
The cost of defined benefit pensions and other retirement benefits earned by employees is actuarially determined using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields from high quality corporate bonds with cash flows that approximate expected benefit payments at the balance sheet date. Plan assets are valued at fair value at each balance sheet date.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are credited or charged to equity through other comprehensive earnings in the period in which they arise.
Past service costs arising from plan amendments are recognized immediately. The finance amount on net retirement balances is included in Finance income (expense), net in our consolidated statements of earnings (loss).
A gain or loss on settlement is recognized in earnings, calculated as the difference between the present value of the defined benefit obligation being settled, as determined on the date of settlement, and the settlement amount.
For defined contribution plans, pension expense is the amount of contributions we are required to make in respect of services rendered by employees.
Supporting information
The actual return on plan assets for 2023 was a gain of $78 million (2022 - loss of $138 million). The total pension expense for the defined benefit pension plans was $32 million (2022 - $71 million). In 2023, we made nominal net contributions to our defined benefit pension plans (2022 - $39 million). We expect to make cash contributions of approximately $19 million to our defined benefit pension plans during 2024 based on the most recent valuation report for each pension plan. We also provide group life insurance, medical and extended health benefits to certain employee groups, for which we contributed $1 million in 2023 (2022 - $1 million).
In 2023, we entered into buy-out annuity purchase agreements to settle $120 million of our defined benefit obligations by purchasing annuities using our plan assets. The agreements transfer the pension obligations of retired employees under certain pension plans to financial institutions. The difference between the cost of the annuity purchases and the liabilities held for these pension plans was reflected as a settlement gain of $6 million in Other income (see note 19).
In 2022, we entered into buy-out annuity purchase agreements to settle $82 million of our defined benefit obligations by purchasing annuities using our plan assets. These agreements transferred the pension obligations of retired employees under certain pension plans to financial institutions. The difference between the cost of the annuity purchases and the liabilities held for these pension plans was reflected as a settlement cost of $5 million in Other income.
In 2022, as part of the process related to the annuitization of our U.K. defined benefit pension plan, we entered into a $15 million (£13 million) investment contract with an insurer. Future cash inflows from the investment contract will match the cash flows of the outgoing benefit payments made by the pension plan, substantially mitigating the exposure to future volatility in the related pension obligations. The completion of the buy-out of the defined benefit obligations is expected upon completion of certain normal-course administrative processes.

The status of the defined benefit pension plans and other retirement benefit plans, in aggregate, is as follows:

	Defined benefit pension plans		Other retirement benefit plans
	2023	2022	2023	2022
Accrued benefit obligations
Benefit obligations - opening	$838	$1,355	$18	$23
Transfer to disposal groups held for sale (note 6)	(77)	—	(2)	—
Service cost	37	59	—	—
Finance cost on obligation	42	41	1	1
Benefits paid	(42)	(56)	(1)	(1)
Actuarial (gain) loss due to change in financial assumptions	63	(408)	1	(4)
Actuarial loss due to demography/experience	31	3	—	—
Settlement	(120)	(82)	—	—
Foreign exchange[1]	17	(74)	—	(1)
Benefit obligations - ending	$791	$838	$17	$18
Plan assets
Plan assets - opening	$927	$1,239	$—	$—
Transfer to disposal groups held for sale (note 6)	(79)	—	—	—
Finance income on plan assets	46	36	—	—
Actual return on plan assets, net of finance income	32	(174)	—	—
Employer contributions	14	39	1	1
Benefits paid	(42)	(56)	(1)	(1)
Settlement	(115)	(87)	—	—
Other	(2)	(2)	—	—
Refund of excess contributions	(15)	—	—	—
Foreign exchange[1]	20	(68)	—	—
Plan assets - ending	$786	$927	$—	$—

Funded status[2]
Retirement assets	$84	$148	$—	$—
Impact of minimum funding requirement[3]	(1)	(16)	—	—
Retirement assets (note 10)	83	132	—	—
Retirement liabilities (note 12)	(89)	(59)	(17)	(18)
	$(6)	$73	$(17)	$(18)
1.Foreign currency translation relates to the foreign exchange impact of translating assets and liabilities of certain plans to U.S. dollars.
2.Plans in a surplus position are presented as assets and plans in a deficit position are presented as liabilities on our consolidated balance sheets.
3.Certain of our plans have a surplus that is not recognized on the basis that future economic benefits may not be available to us in the form of a reduction in future contributions or a cash refund.

	Defined benefit pension plans		Other retirement benefit plans
	2023	2022	2023	2022
Expense
Service cost	$37	$59	$—	$—
Administration fees	4	3	—	—
Settlement loss (gain)	(6)	5	—	—
Finance expense (income), net	(3)	4	1	1
	$32	$71	$1	$1

Assumptions and sensitivities
At December 31, 2023, the weighted average duration of the defined benefit pension obligations is 18 years (December 31, 2022 - 17 years). The projected future benefit payments for the defined benefit pension plans at December 31, 2023 are as follows:

	2024	2025	2026 to 2028	Thereafter	Total
Defined benefit pension plans	$28	$28	$101	$1,830	$1,987
Key assumptions used in determining defined benefit pension and other retirement pension benefit obligations include assumed rates of increase for future employee compensation and discount rates. These estimates are determined with the assistance of independent actuarial specialists.
The significant actuarial assumptions used to determine our balance sheet date retirement assets and liabilities and our retirement benefit plan expenses are as follows:

	Defined benefit pension plans		Other retirement benefit plans
	2023	2022	2023	2022
Benefit obligations:
Discount rate	4.69%	5.17%	4.69%	5.10%
Future compensation rate increase	3.62%	3.53%	n/a	n/a
Benefit expense:
Discount rate - beginning of year	5.17%	3.03%	5.10%	3.08%
Future compensation rate increase	3.53%	3.60%	n/a	n/a
Health-care benefit costs, shown under other retirement benefit plans, are funded on a pay-as-you-go basis.
The impact of a change in these assumptions on our retirement obligations as at December 31, 2023 is as follows:

	Increase	Decrease
Discount rate - 0.50% change	$(64)	$75
Compensation rate - 0.50% change	$14	$(13)
The sensitivities have been calculated on the basis that all other variables remain constant. When calculating the sensitivity of the defined benefit obligation, the same methodology is applied as was used to determine the retirement assets and liabilities.
Plan assets
The assets of the defined benefit pension plans are invested predominantly in a diversified range of equities, pooled funds and bonds. The weighted average asset allocations of the defined benefit plans at December 31, by asset category, are as follows:

	Target range	2023	2022
Canadian equities	2% - 30%	28%	26%
Foreign equities	15% - 57%	17%	30%
Fixed income investments	20% - 55%	42%	30%
Other investments	0% - 34%	13%	14%
		100%	100%

Risk management practices
We are exposed to various risks related to our defined benefit pension and other retirement benefit plans:
•Uncertainty in benefit payments: The value of the liability for retirement benefits will ultimately depend on the amount of benefits paid and this in turn will depend on the level of future compensation increase and life expectancy.
•Volatility in asset value: We are exposed to changes in the market value of pension plan investments which are required to fund future benefit payments.
•Uncertainty in cash funding: Movement in the value of the assets and obligations may result in increased levels of cash funding, although changes in the level of cash funding required can be spread over several years. We are also exposed to changes in pension regulation and legislation.
Our Retirement Committees manage these risks in accordance with a Statement of Investment Policies and Procedures for each pension plan or group of plans administered under master trust agreements. The following are some specific risk management practices employed:
•Retaining and monitoring professional advisors including an outsourced chief investment officer (“OCIO”).
•Monitoring our OCIO’s adherence to asset allocation guidelines and permitted categories of investments.
•Monitoring investment decisions and performance of the OCIO and asset performance against benchmarks.
Defined contribution plans
The total pension expense and funding contributions for the defined contribution pension plans for 2023 was $35 million (2022 - $36 million).
15.Share capital
Authorized
400,000,000 Common shares, without par value
20,000,000 Class B Common shares, without par value
10,000,000 Preferred shares, issuable in series, without par value
Issued

	December 31, 2023		December 31, 2022
As at	Number	Amount	Number	Amount
Common	79,439,518	$2,607	81,273,936	$2,667
Class B Common	2,281,478	—	2,281,478	—
Total Common	81,720,996	$2,607	83,555,414	$2,667
For the year ended December 31, 2023, we issued 383 Common shares under our share option plans (2022 - no Common shares) and no Common shares under our employee share purchase plan (2022 - no Common shares).
Rights and restrictions of Common shares
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.

Share repurchases
Normal Course Issuer Bids
On February 22, 2023, we renewed our normal course issuer bid (“2023 NCIB”) allowing us to acquire up to 4,063,696 Common shares for cancellation until the expiry of the bid on February 26, 2024. For the year ended December 31, 2023, we repurchased for cancellation 1,834,801 Common shares at an average price of $70.24 per share under our normal course issuer bids.
For the year ended December 31, 2022, we repurchased for cancellation 10,475,115 Common shares at an average price of $82.01 per share under our normal course issuer bids.
2022 Substantial Issuer Bid
During the year ended December 31, 2022, we repurchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion under the 2022 Substantial Issuer Bid (“2022 SIB”). The Common shares repurchased represented approximately 11.7% of the total number of our issued and outstanding Common shares and Class B Common shares at the time the 2022 SIB was announced in April 2022.
16.Equity-based compensation
We have share option, phantom share unit (“PSU”) and directors’ deferred share unit (“DSU”) plans. The equity-based compensation expense for the year ended December 31, 2023 was $25 million (2022 - expense of $5 million).
Accounting policies
We estimate the fair value of outstanding share options using the Black-Scholes option-pricing model and the fair value of our PSU plan and directors’ DSU plan using an intrinsic valuation model at each balance sheet date. We record the resulting charge or recovery to earnings over the related vesting period.
If a share option holder elects to acquire Common shares, both the exercise price and the accrued liability are credited to shareholders’ equity.
Supporting information
Share option plan
Under our share option plan, officers and employees may be granted options to purchase up to 8,295,940 Common shares, of which 777,255 remain available for issuance.
The exercise price of a share option is determined in accordance with the plan and is generally the closing price of a Common share on the trading day immediately preceding the grant date. Our share option plans give the share option holders the right to elect to receive a cash payment in lieu of exercising an option to purchase Common shares. Options vest at 20% per year from the grant date and expire after 10 years.
In 2023, we have recorded an expense of $11 million (2022 – recovery of $4 million) related to the share option plans. The liability associated with the share option plan is tracked in Canadian dollars and is based on prices published by the TSX. A summary of the activity in the share option plans based on Canadian dollar prices is presented below:

	2023		2022
	Number	Weighted average price	Number	Weighted average price
		(CAD$)		(CAD$)
Outstanding - beginning of year	841,305	$76.19	1,077,840	$66.64
Granted	137,115	109.42	124,566	123.63
Exercised	(123,781)	59.81	(351,448)	62.83
Expired / Cancelled	(4,969)	85.54	(9,653)	108.40
Outstanding - end of year	849,670	$83.59	841,305	$76.19
Exercisable - end of year	568,481	$75.63	408,115	$62.71
The following table summarizes information about the share options outstanding and exercisable at December 31, 2023 in Canadian dollars:

Exercise price range	Number of outstanding options	Weighted average remaining contractual life	Weighted average exercise price	Number of exercisable options	Weighted average exercise price
(CAD$)	(number)	(years)	(CAD$)	(number)	(CAD$)
$40.97 - $56.00	167,737	4.4	$49.15	152,212	$48.45
$64.50 - $73.99	241,690	6.0	67.87	198,029	68.20
$85.40 - $92.79	185,836	7.3	90.75	127,636	89.82
$109.42 - $123.63	254,407	9.1	116.02	90,604	117.56
	849,670	6.3	$83.59	568,481	$75.63
The weighted average share price at the date of exercise for share options exercised during the year was CAD$107.45 per share (2022 - CAD$120.95 per share).
The accrued liability related to the share option plan was $30 million at December 31, 2023 (December 31, 2022 - $23 million). The weighted average fair value of the options used in the calculation was CAD$46.17 per option or USD$34.21 per option at December 31, 2023 (December 31, 2022 - CAD$35.59 per option or USD$27.34 per option).
The inputs to the Black-Scholes option-pricing model were as follows:

As at	December 31, 2023	December 31, 2022
Weighted-average share price on balance sheet date	CAD$113.45	CAD$98.20
Weighted average exercise price	CAD$83.59	CAD$76.19
Expected dividend	CAD$1.59	CAD$1.63
Expected volatility	42.22%	45.15%
Weighted average interest rate	3.57%	3.77%
Weighted average expected remaining life in years	4.07	4.14
The expected dividend on our shares was based on the annualized dividend rate at each period-end. Expected volatility was based on five years of historical data. The interest rate for the life of the options was based on the implied yield available on government bonds with an equivalent remaining term at each period-end. Historical data was used to estimate the expected life of the options and forfeiture rates.
The intrinsic value of options issued under the share option plans at December 31, 2023 was CAD$22 million or USD$16 million (December 31, 2022 - CAD$14 million or USD$11 million). The intrinsic value is determined based on the difference between the weighted-average share price on the last business day of the month and the exercise price, multiplied by the number of vested options.

Phantom share unit plan
Our PSU plan is intended to supplement, in whole or in part, or replace the granting of share options as long-term incentives for officers and employees. The plan provides for two types of units which vest on the third anniversary of the grant date. A restricted share unit pays out based on the volume weighted average price per Common share on the trading day immediately preceding its vesting date (the “vesting date value”). A performance share unit pays out at a value between 0% and 200% of its vesting date value contingent upon our performance relative to a peer group of companies over the three-year performance period. Officers and employees granted units under the plan are also entitled to additional units to reflect cash dividends paid on Common shares from the applicable grant date until payout.
We have recorded an expense of $12 million (2022 - expense of $10 million) related to the PSU plan. The number of units outstanding as at December 31, 2023 was 179,757 (December 31, 2022 – 184,207), including performance share units totalling 179,757 (December 31, 2022 – 167,156).
Directors’ deferred share unit plans
We have DSU plans which provide a structure for directors, who are not our employees, to accumulate an equity-like holding in West Fraser. The DSU plans allow directors to participate in our growth by providing a deferred payment based on market pricing of our Common shares at the time of redemption. Each director receives deferred share units in payment of an annual equity retainer until a minimum equity holding is reached and may elect to receive units in payment of up to 100% of other fees earned. After a minimum equity holding is reached, directors may elect to receive the equity retainer in units or cash. The units are issued based on the market price of our Common shares at the time of issue. Additional units are issued to take into account the value of dividends paid on Common shares from the date of issue to the date of redemption. Units are redeemable only after a director retires, resigns or otherwise leaves the board. The redemption value is equal to the market price of our Common shares at the date of redemption. A holder of units may elect to redeem units in cash or receive Common shares having an equivalent value.
We have recorded an expense of $2 million (2022 - recovery of $1 million) related to the DSU plan. The number of units outstanding as at December 31, 2023 was 78,895 (December 31, 2022 - 97,884).
17.Restructuring and impairment charges

	2023	2022
Impairment related to Hinton pulp mill	$121	$13
Impairment related to Quesnel River Pulp mill and Slave Lake Pulp mill	20	—
Restructuring and impairment related to Canadian lumber operations	81	—
Impairment related to US lumber operations	47	29
Impairment related to South Molton mill	—	9
Impairment related to equity accounted investment	7	—
Other restructuring charges	3	9
	$279	$60

In the year ended December 31, 2023, we recorded restructuring and impairment charges of $279 million.
We recorded an impairment loss of $121 million in relation to the sale of the Hinton pulp mill (see note 6). In addition, we recorded an impairment loss of $20 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill (see note 6).
We recorded restructuring and impairment charges of $81 million related to facility closures and curtailments due to availability of economic fibre sources in B.C.
We recorded restructuring and impairment charges of $47 million associated with the announcement of the permanent closure of our lumber mill in Maxville, Florida and the indefinite curtailment of operations at our lumber mill in Huttig, Arkansas.
We estimated the recoverable amount of the impaired assets based on their value in use. The recoverable amount of the property, plant and equipment subject to impairment, other than the disposal group discussed above, was $36 million.
An impairment loss of $7 million was recorded in the year ended December 31, 2023 in relation to an equity accounted investment in our lumber segment that produces and distributes wood pellets. Restructuring charges of $3 million were recorded in the year ended December 31, 2023 relating to the closure of a regional corporate office in our lumber segment and the closure of a distribution centre in our pulp & paper segment.
18.Finance income (expense), net

	2023	2022
Interest expense	$(24)	$(24)
Interest income on cash and cash equivalents	47	18
Net interest income on export duty deposits (note 26)	27	9
Finance income (expense) on employee future benefits	1	(6)
	$51	$(3)
19.Other income

	2023	2022
Foreign exchange gain (loss)	$(7)	$28
Settlement gain (loss) on defined benefit pension plan annuity purchases	6	(5)
Gain on electricity swaps	17	—
Gain (loss) on interest rate swap contracts	(6)	13
Other	(5)	1
	$5	$37

20.Tax recovery (provision)
Accounting policies
Tax recovery (provision) for the year is comprised of current and deferred tax. Tax recovery (provision) is recognized in earnings, except to the extent that it relates to items recognized in other comprehensive earnings in which case it is recognized in other comprehensive earnings.
Deferred taxes are provided for using the liability method. Under this method, deferred taxes are recognized for temporary differences between the tax and financial statement basis of assets, liabilities and certain carry-forward items.
Deferred tax assets are recognized only to the extent that it is probable that they will be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.
International Tax Reform - Pillar Two Model Rules
The Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting published the Pillar Two model rules designed to address the tax challenges arising from the digitalisation of the global economy. Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which we operate, although some countries may have varying responses or adjustments to the initial model rules. We are in the process of evaluating the potential impact that these changes will have on our long-term financial position.
Supporting information
Certain 2022 figures within this note have been reclassified to conform with the current year’s presentation, including as it relates to amendments to IAS 12 Income Taxes regarding deferred tax related to assets and liabilities arising from a single transaction, which were effective for annual periods beginning on or after January 1, 2023.
The major components of income tax included in comprehensive earnings are as follows:

	2023	2022
Earnings:
Current tax	$(61)	$(581)
Deferred tax recovery (provision)	122	(37)
Tax recovery (provision) on earnings	$61	$(618)

Other comprehensive earnings:
Deferred tax recovery (provision) on retirement benefit actuarial loss (gain)	$12	$(56)
Tax recovery (provision) on comprehensive earnings	$73	$(674)
The tax provision differs from the amount that would have resulted from applying the British Columbia statutory income tax rate to earnings before tax as follows:

	2023	2022
Income tax recovery (expense) at statutory rate of 27%	$62	$(700)
Non-taxable amounts	—	10
Rate differentials between jurisdictions and on specified activities	(3)	81
Other	2	(9)
Tax recovery (provision)	$61	$(618)

Deferred income tax liabilities (assets) are made up of the following components:

	2023	2022
Property, plant, equipment and intangibles	$737	$796
Reforestation and decommissioning obligations	(30)	(30)
Employee benefits	(22)	(12)
Export duties	90	72
Tax loss carry-forwards[1]	(47)	(11)
Inventory	(12)	(4)
Other	(39)	(20)
	$677	$791

Represented by:
Deferred income tax assets	$(6)	$(4)
Deferred income tax liabilities	683	795
	$677	$791
1.We have $241 million of net operating loss carry-forwards in various jurisdictions (December 31, 2022 - $61 million), $306 million of U.S. state net operating loss carry-forwards (December 31, 2022 - $345 million), and $83 million of capital loss carry-forwards (December 31, 2022 - $56 million). A portion of these losses expire over various periods starting in 2024. The net operating losses that have not been recognized as of December 31, 2023 are $32 million in various jurisdictions (December 31, 2022 - $35 million) and $270 million for U.S. states (December 31, 2022 - $272 million). Capital losses that have not been recognized as of December 31, 2023 are $83 million (December 31, 2022 - $56 million).
21.Employee compensation
Our employee compensation expense includes salaries and wages, employee future benefits, bonuses and termination costs, but excludes restructuring charges. Total compensation expense for the year ended December 31, 2023 was $989 million (2022 - $1,133 million).
Key management includes directors and officers, and their compensation expense and balance sheet date payables are as follows:

	2023	2022
Expense
Salary and short-term employee benefits	$8	$13
Retirement benefits	2	2
Equity-based compensation[1]	19	4
	$29	$19
1.Amounts do not necessarily represent the actual value which will ultimately be paid.

	2023	2022
Payables and accrued liabilities
Compensation	$—	$6
Equity-based compensation[1]	39	35
	$39	$41
1.Amounts do not necessarily represent the actual value which will ultimately be paid.
22.Earnings (loss) per share
Basic earnings (loss) per share is calculated based on earnings (loss) available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.
Certain of our equity-based compensation plans may be settled in cash or Common shares at the holder’s option and for the purposes of calculating diluted earnings (loss) per share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Plans that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect as compared to the cash-settled method.
The numerator under the equity-settled method is calculated based on earnings (loss) available to Common shareholders adjusted to remove the cash-settled equity-based compensation expense or recovery that has been charged or credited to earnings (loss) and deducting a notional charge using the equity‑settled method, as set out below. Adjustments to earnings (loss) are tax-effected as applicable. The denominator under the equity-settled method is calculated using the treasury stock method. Share options under the equity-settled method are considered dilutive when the average market price of our Common shares for the period exceeds the exercise price of the share option.
The cash-settled method was more dilutive for the year ended December 31, 2023. The equity-settled method was more dilutive for the year ended December 31, 2022 and an adjustment was required for both the numerator and denominator.
A reconciliation of the numerator and denominator used for the purposes of calculating diluted earnings (loss) per share is as follows:

	2023	2022
Earnings (loss)
Numerator for basic EPS	$(167)	$1,975
Cash-settled (recovery) expense included in earnings	—	(5)
Equity-settled expense adjustment	—	(5)
Numerator for diluted EPS	$(167)	$1,965

Weighted average number of shares (thousands)
Denominator for basic EPS	83,199	93,760
Effect of dilutive equity-based compensation	—	413
Denominator for diluted EPS	83,199	94,173

Earnings (loss) per share (dollars)
Basic	$(2.01)	$21.06
Diluted	$(2.01)	$20.86
23.Financial instruments
Accounting policies
All financial assets and liabilities, except for derivatives, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Derivatives are measured at fair value through profit or loss (“FVTPL”).
Supporting information
The following tables provide the carrying values and fair values of our financial instruments by category, as well as the associated fair value hierarchy levels as defined in note 2 under “Fair value measurements”. The carrying value is a reasonable approximation of fair value for cash and cash equivalents, receivables, and payables and accrued liabilities due to their short-term nature. The carrying values of long-term debt include any current portions and exclude deferred financing costs.

December 31, 2023	Level	Financial assets at amortized cost	Financial assets or financial liabilities at FVTPL	Financial liabilities at amortized cost	Carrying value	Fair value

Financial assets
Cash and cash equivalents	2	$900	$—	$—	$900	$900
Receivables	3	302	—	—	302	302
Interest rate swaps[2]	2	—	6	—	6	6
Electricity swaps[2]	3	—	22	—	22	22
		$1,202	$28	$—	$1,230	$1,230

Financial liabilities
Payables and accrued liabilities	3	$—	$—	$620	$620	$620
Long-term debt[1]	2	—	—	500	500	494
Electricity swaps	3	—	12	—	12	12
		$—	$12	$1,120	$1,132	$1,126
1.The fair value of long-term debt is based on rates available to us at December 31, 2023 for long-term debt with similar terms and remaining maturities.
2.The value of our interest rate swap contracts and the current portion of our electricity swap contracts are included in receivables in our consolidated balance sheet at December 31, 2023. The value of the non-current portion of our electricity swap contracts are included in other assets in our consolidated balance sheet at December 31, 2023.

December 31, 2022	Level	Financial assets at amortized cost	Financial assets or financial liabilities at FVTPL	Financial liabilities at amortized cost	Carrying value	Fair value

Financial assets
Cash and cash equivalents	2	$1,162	$—	$—	$1,162	$1,162
Receivables	3	350	—	—	350	350
Interest rate swaps[2]	2	—	12	—	12	12
		$1,512	$12	$—	$1,524	$1,524

Financial liabilities
Payables and accrued liabilities	3	$—	$—	$722	$722	$722
Long-term debt[1]	2	—	—	500	500	491
Electricity swaps	2	—	4	—	4	4
		$—	$4	$1,222	$1,226	$1,217
1.The fair value of long-term debt is based on rates available to us at December 31, 2022 for long-term debt with similar terms and remaining maturities.
2.The value of our interest rate swap contracts are included in other assets in our consolidated balance sheet at December 31, 2022.
Financial risk management
Our activities result in exposure to a variety of financial risks, and the main objectives of our risk management process are to ensure risks are properly identified and analyzed and to establish appropriate risk limits and controls. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and our activities. We are exposed to credit risk, liquidity risk, and market risk. A description of these risks and policies for managing these risks are summarized below.

The sensitivities provided in this section give the effect of possible changes in the relevant prices and rates on earnings. The sensitivities are hypothetical and should not be considered to be predictive of future performance or earnings. Changes in fair values or cash flows based on fluctuations in market variables cannot be extrapolated since the relationship between the change in the market variable and the change in fair value or cash flows may not be linear.
Credit risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk with respect to cash and cash equivalents and receivables. The carrying amounts of these accounts represent the maximum credit exposure. We manage credit risk by holding cash and cash equivalents with major banks of high creditworthiness. Credit risk for trade and other receivables is managed through established credit monitoring activities such as:
•Establishing and monitoring customer credit limits;
•Performing ongoing evaluations of the financial conditions of key customers; and
•In certain market areas, undertaking additional measures to reduce credit risk including credit insurance, letters of credit and prepayments. At December 31, 2023, approximately 26% of trade accounts receivable was covered by at least some of these additional measures (December 31, 2022 - 45%).
Given our credit monitoring activities, the low percentage of overdue accounts and our history of minimal customer defaults, we consider the credit quality of our trade accounts receivable at December 31, 2023 to be high and have recorded nominal expected credit losses on our trade accounts receivable. The aging analysis of trade accounts receivable is presented below:

As at	December 31, 2023	December 31, 2022
Trade accounts receivable
Current	$215	$256
Past due 1 to 30 days	28	19
Past due 31 to 60 days	4	9
Past due over 60 days	3	2
Trade accounts receivable	250	286
Insurance receivable	—	3
Sales taxes receivable	26	22
Other	35	39
Receivables	$311	$350
Liquidity risk
Liquidity risk is the risk we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk by maintaining adequate cash and cash equivalents balances and having lines of credit available. In addition, we regularly monitor forecasted and actual cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.

The following table summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments:

December 31, 2023	Carrying value	Total	2024	2025	2026	2027	Thereafter
Long-term debt	$499	$500	$300	$200	$—	$—	$—
Interest on long-term debt[1]	—	25	18	7	—	—	—
Lease obligations	39	45	13	8	5	3	16
Payables and accrued liabilities	620	620	620	—	—	—	—
Total	$1,158	$1,190	$951	$215	$5	$3	$16
1.Assumes debt remains at December 31, 2023 levels and includes the impact of interest rate swaps terminating August 2024.
In addition, we have contractual commitments for the acquisition of property, plant and equipment in the amount of $265 million in 2024.
Market risk
Market risk is the risk of loss that might arise from changes in market factors such as interest rates, foreign exchange rates, commodity, and energy prices. We aim to manage market risk within acceptable parameters and may, from time to time, use derivatives to manage market risk.
Interest rates
Interest rate risk relates mainly to floating interest rate debt. By maintaining a mix of fixed and floating rate debt along with interest rate swap contracts, we mitigate the exposure to interest rate changes.
As at December 31, 2023, we had the following floating rate financial instruments:

Financial instrument	Carrying value
Financial liability: Term loan	$200
Financial asset: Interest rate swap contracts	$6
We maintain a $200 million term loan due July 2025 where the interest is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances or SOFR Advances at our option.
We have interest rate swap agreements to pay fixed interest rates and receive variable interest rates equal to 3-month SOFR on $200 million notional principal amount of indebtedness. These agreements have the effect of fixing the interest rate on the $200 million term loan floating rate debt. In January 2024, these interest rate swaps were amended to extend their maturity from August 2024 to July 2025.
In addition, interest on certain of our credit facilities is payable at floating rates including Prime Rate Advances, Base Rate Advances, Bankers’ Acceptances, or SOFR Advances at our option.
At December 31, 2023, the impact of a 100-basis point change in interest rate affecting our floating rate debt would not result in a change in annual interest expense (December 31, 2022 - no change).
Energy
We are party to arrangements with renewable power generators to purchase environmental attributes and receive settlements by reference to generation volumes and the spot price for electricity and pay settlements by reference to generation volumes and a fixed contractual price. These agreements act as a partial hedge against future electricity price increases in Alberta and will provide us with access to renewable energy credits that we may surrender to achieve a reduction in our greenhouse gas emissions. While these arrangements economically hedge the risk of changes in cash flows due to fluctuations in Alberta electricity prices, hedge accounting has not been applied to these instruments.

A contract to receive renewable energy credits and the associated floating-for-fixed electricity swap are distinct units of account. We have selected this method as we believe the receipt of the renewable energy credits is an executory contract and the electricity swap meets the definition of an embedded derivative.
The electricity swaps are valued based on a discounted cash flow model, with the related changes in fair value included in Other income on our consolidated statements of earnings (loss). The valuation requires management to make certain assumptions about the model inputs, including future electricity prices, discount rates, and expected generation volumes associated with the contracts.
For the year ended December 31, 2023, a gain of $17 million was recognized in relation to the electricity swaps (2022 - nominal gain). The fair value of the electricity swaps at December 31, 2023 was an asset of $10 million (December 31, 2022 - a liability of $4 million). At December 31, 2023, the impact of a 10% increase (decrease) in future electricity prices would result in a gain (loss) of $20 million.
The following table summarizes the maturity profile of our net derivative asset based on contractual undiscounted payments:

December 31, 2023	Carrying value - asset (liability)	Total	2024	2025	2026	2027	Thereafter
Electricity swaps	$10	$14	$3	$—	$—	$1	$10
Total	$10	$14	$3	$—	$—	$1	$10
Currency risk
We are exposed to foreign currency risk because our Canadian operations incur a portion of their operating expenses in Canadian dollars. Therefore, an increase in the value of the CAD relative to the USD increases the value of expenses in USD terms incurred by our Canadian operations, which reduces operating margin and the cash flow available to fund operations.
In addition, foreign currency exposure arises from our net investment in our European operations, which have British pound sterling and Euro functional currencies, and from our Spray Lake lumber mill (note 3) and jointly-owned newsprint operation, which have Canadian dollar functional currency. The risk arises from the fluctuation in spot rates between these currencies and the U.S. dollar, which causes the amount of the net investment to vary with the resulting translation gains or losses being reported in other comprehensive earnings.
A $0.01 strengthening (weakening) of the USD against the CAD would increase (decrease) earnings by approximately $2 million. A $0.01 strengthening (weakening) of the USD against the CAD, British pound and Euro would result in an approximate $8 million translation loss (gain) on operations with different functional currencies included in other comprehensive earnings. These sensitivities assume that all other variables remain constant and ignores any impact of forecast sales and purchases.
24.Capital disclosures
Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the lower points in the business cycle.
Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. Our debt is currently rated as investment grade by three major rating agencies.
We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted. In addition, as a normal part of our business, we have in the past and may from time to time seek to repurchase our outstanding securities through issuer bids or tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual and legal restrictions and other factors.
A strong balance sheet and liquidity profile, along with our investment-grade debt rating, are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include: reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; maintaining a leading cost position; maintaining financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and returning capital to shareholders through dividends and share repurchases.

Two key measurements used to monitor our capital position are total debt to total capital and net debt to total capital, calculated as follows:

	December 31,	December 31,
As at	2023	2022
Debt
Operating loans	$—	$—
Current and long-term lease obligation	39	37
Current and long-term debt	500	500
Derivative liabilities[1]	—	—
Open letters of credit[1]	43	61
Total debt	582	598
Shareholders’ equity	7,223	7,619
Total capital	$7,805	$8,217
Total debt to capital	7%	7%

Total debt	$582	$598
Cash and cash equivalents	(900)	(1,162)
Open letters of credit	(43)	(61)
Derivative liabilities	—	—
Cheques issued in excess of funds on deposit	—	—
Net debt	(361)	(625)
Shareholders’ equity	7,223	7,619
Total capital	$6,862	$6,994
Net debt to capital	(5%)	(9%)
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.

25.Segment and geographical information
The segmentation of manufacturing operations into lumber, NA EWP, pulp and paper and Europe EWP is based on a number of factors, including similarities in products, production processes and economic characteristics. The EWP segments have been separated due to differences in the operating region, customer base, profit margins and sales volumes. Transactions between segments are at market prices and on standard business terms. The segments follow the accounting policies described in these consolidated financial statement notes, where applicable.
During the first quarter of 2023, the Company changed its measure of profit or loss for each reportable segment from earnings before tax to operating earnings, as this is now the measure most used by the chief operating decision maker when evaluating segment operating performance. Prior year comparatives have been updated to conform to current year presentation.

	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Year ended December 31, 2023
Sales
To external customers	$2,722	$2,602	$612	$517	$—	$6,454
To other segments	72	6	11	—	(89)	—
	$2,794	2,608	623	517	(89)	6,454
Cost of products sold	(2,215)	(1,594)	(555)	(409)	89	(4,685)
Freight and other distribution costs	(405)	(329)	(120)	(40)	—	(894)
Export duties, net	(8)	—	—	—	—	(8)
Amortization	(185)	(273)	(24)	(49)	(10)	(541)
Selling, general and administration	(164)	(96)	(25)	(21)	—	(307)
Equity-based compensation	—	—	—	—	(25)	(25)
Restructuring and impairment charges	(137)	—	(142)	—	—	(279)
Operating earnings (loss)	$(319)	$316	$(242)	$(3)	$(35)	$(284)

Total assets	3,606	4,338	333	691	446	$9,415
Total liabilities	507	551	125	149	861	$2,193
Capital expenditures	253	156	32	30	7	$477

	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Year ended December 31, 2022
Sales
To external customers	$4,381	$3,780	$802	$738	$—	$9,701
To other segments	84	9	5	—	(98)	—
	$4,465	$3,789	$807	$738	$(98)	$9,701
Cost of products sold	(2,489)	(1,677)	(596)	(479)	98	(5,142)
Freight and other distribution costs	(435)	(329)	(153)	(46)	—	(963)
Export duties, net	(18)	—	—	—	—	(18)
Amortization	(186)	(306)	(35)	(53)	(9)	(589)
Selling, general and administration	(194)	(106)	(32)	(28)	(5)	(365)
Equity-based compensation	—	—	—	—	(5)	(5)
Restructuring and impairment charges	(31)	—	(13)	(15)	—	(60)
Operating earnings (loss)	$1,111	$1,371	$(22)	$117	$(18)	$2,559

Total assets	3,685	4,637	456	730	465	$9,973
Total liabilities	553	622	90	170	919	$2,354
Capital expenditures	184	235	29	20	9	$477

The geographic distribution of non-current assets and external sales based on the location of product delivery is as follows:

	Non-current assets		Sales by geographic area
	2023	2022	2023	2022
United States	$2,689	$2,625	$4,251	$6,659
Canada	3,883	4,139	1,118	1,531
U.K and Europe	466	460	524	733
Asia	—	—	557	767
Other	—	—	4	11
	$7,038	$7,224	$6,454	$9,701
26.Countervailing (“CVD”) and antidumping (“ADD”) duty dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC”) to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.
Accounting policies
The CVD and ADD rates apply retroactively for each period of investigation (“POI”). We record CVD as export duty expense at the cash deposit rate until an Administrative Review (“AR”) finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.
The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.
Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC’s Administrative Review (“AR”) process for each Period of Inquiry (“POI”), as summarized in the tables below.
On March 14, 2023, the USDOC initiated AR5 POI covering the 2022 calendar year. West Fraser was selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.
On September 7, 2023, the USDOC finalized the duty rate for AR4, resulting in the recognition of an export duty recovery of $62 million plus interest income in earnings and a decrease in export duty deposits payable.
On February 1, 2024, the USDOC released the preliminary results from AR5 POI covering the 2022 calendar year, which indicated a rate of 6.74% for CVD and 5.33% for ADD for West Fraser. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized. If the AR5 rates were to be confirmed, it would result in an expense of $35 million before the impact of interest for the POI covered by AR5. This adjustment would be in addition to the amounts already recorded on our balance sheet. If these rates were finalized, our combined cash deposit rate would be 12.07%.

The respective Cash Deposit Rates, the AR POI Final Rate and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Final Rate
AR1 POI[1,2]
April 28, 2017 - August 24, 2017	24.12%	6.76%
August 25, 2017 - December 27, 2017	—%	—%
December 28, 2017 - December 31, 2017	17.99%	6.76%
January 1, 2018 - December 31, 2018	17.99%	7.57%
AR2 POI[3]
January 1, 2019 - December 31, 2019	17.99%	5.08%
AR3 POI[4]
January 1, 2020 - November 30, 2020	17.99%	3.62%
December 1, 2020 - December 31, 2020	7.57%	3.62%
AR4 POI[5]
January 1, 2021 - December 1, 2021	7.57%	2.19%
December 2, 2021 - December 31, 2021	5.06%	2.19%
AR5 POI[6]
January 1, 2022 – January 9, 2022	5.06%	n/a
January 10, 2022 – August 8, 2022	5.08%	n/a
August 9, 2022 - December 31, 2022	3.62%	n/a
AR6 POI[7]
January 1, 2023 - July 31, 2023	3.62%	n/a
August 1, 2023 - December 31, 2023	2.19%	n/a
1.On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the revised rate.
2.On November 24, 2020, the USDOC issued the final CVD rate for the AR1 POI.
3.On November 24, 2021, the USDOC issued the final CVD rate for the AR2 POI. On January 10, 2022, the USDOC amended the final CVD rate for the AR2 POI from 5.06% to 5.08% for ministerial errors. This table only reflects the final rate.
4.On August 4, 2022, the USDOC issued the final CVD rate for the AR3 POI.
5.On August 1, 2023, the USDOC issued the final CVD rate for the AR4 POI.
6.The CVD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
7.The CVD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.

Effective dates for ADD	Cash Deposit Rate	AR POI Final Rate	West Fraser Estimated Rate
AR1 POI[1,2]
June 30, 2017 - December 3, 2017	6.76%	1.40%	1.46%
December 4, 2017 - December 31, 2017	5.57%	1.40%	1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%	1.46%
AR2 POI[3]
January 1, 2019 - December 31, 2019	5.57%	6.06%	4.65%
AR3 POI[4]
January 1, 2020 - November 29, 2020	5.57%	4.63%	3.40%
November 30, 2020 - December 31, 2020	1.40%	4.63%	3.40%
AR4 POI[5]
January 1, 2021 - December 1, 2021	1.40%	7.06%	6.80%
December 2, 2021 - December 31, 2021	6.06%	7.06%	6.80%
AR5 POI[6]
January 1, 2022 - August 8, 2022	6.06%	n/a	4.52%
August 9, 2022 - December 31, 2022	4.63%	n/a	4.52%
AR6 POI[7]
January 1, 2023 - July 31, 2023	4.63%	n/a	8.84%
August 1, 2023 - December 31, 2023	7.06%	n/a	8.84%
1.On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.On November 24, 2020, the USDOC issued the final ADD rate for the AR1 POI.
3.On November 24, 2021, the USDOC issued the final ADD rate for the AR2 POI.
4.On August 4, 2022, the USDOC issued the final ADD rate for the AR3 POI.
5.On July 31, 2023, the USDOC issued the final ADD rate for the AR4 POI. On September 7, 2023, the USDOC amended the final ADD rate for the AR4 POI from 6.96% to 7.06% for ministerial errors. This table only reflects the final rate.
6.The ADD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
7.The ADD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
.
Impact on results
The following table reconciles our cash deposits paid during the year to the amount recorded in our statements of earnings:

($ millions)	2023	2022
Cash deposits[1]	(53)	(117)
Adjust to West Fraser Estimated ADD rate[2]	(17)	18
Export duties, net	(70)	(99)
Duty recovery attributable to AR3[3]	—	81
Duty recovery attributable to AR4[4]	62	—
Export duty (expense) recovery	(8)	(18)
Net interest income on export duty deposits	27	9
1.Represents combined CVD and ADD cash deposit rate of 11.12% from January 1, 2022 to January 9, 2022, 11.14% from January 10, 2022 to August 8, 2022, 8.25% from August 9, 2022 to July 31, 2023 and 9.25% from August 1, 2023 to December 31, 2023.
2.Represents adjustment to West Fraser Estimated ADD rate of 8.84% for 2023 and 4.52% for 2022.
3.$81 million represents the duty recovery attributable to the finalization of the AR3 duty rates for the 2020 POI. The final CVD rate was 3.62% and the final ADD rate was 4.63% for AR3.
4.$62 million represents the duty recovery attributable to the finalization of AR4 duty rates for the 2021 POI. The final CVD rate was 2.19% and the final ADD rate was 7.06% for AR4.
As of December 31, 2023, export duties paid and payable on deposit with the USDOC were $836 million (December 31, 2022 - $784 million).

Impact on balance sheet
Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset but the results within a POI in respect of ADD and CVD may be offset.
Export duty deposits receivable is represented by:

Export duty deposits receivable	2023	2022
Beginning of year	$354	$242
Export duties recognized as duty deposits receivable	—	97
Interest income recognized on duty deposits receivable	23	15
End of year	$377	$354
Export duties payable is represented by:

Export duties payable	2023	2022
Beginning of year	$73	$69
Export duties recognized as long-term payable	(45)	(2)
Interest expense (income) recognized on export duties payable	(4)	6
End of year	$24	$73
Appeals
On May 22, 2020, the North American Free Trade Agreement (“NAFTA”) panel issued its final decision on “Injury”. The NAFTA panel rejected the Canadian parties’ arguments and upheld the USITC remand determination in its entirety.
On August 28, 2020, the World Trade Organization’s (“WTO”) dispute-resolution panel ruled unanimously that U.S. countervailing duties against Canadian softwood lumber are inconsistent with the WTO obligations of the United States. The decision confirmed that Canada does not subsidize its softwood lumber industry. On September 28, 2020, the U.S. announced that it would appeal the WTO panel’s decision.
Under U.S. trade law, the International Trade Commission (“ITC”) must review antidumping and countervailing orders every 5 years from the date of issuance. This process is referred to as a "Sunset Review". On November 30, 2023, the ITC voted to maintain the ADD and CVD orders on softwood lumber from Canada on the grounds that the revocation would likely lead to the continuation or recurrence of material injury to the U.S. domestic industry within a reasonably foreseeable time.
The softwood lumber case will continue to be subject to NAFTA or the new Canada-United States-Mexico Agreement (“CUSMA”), WTO dispute resolution processes, and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.
27.Contingencies
We are subject to various investigations, claims and legal, regulatory and tax proceedings covering matters that arise in the ordinary course of business activities, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to uncertainties and it is possible that some of these matters may be resolved unfavourably. Certain conditions may exist as of the date the financial statements are issued, which may result in an additional loss. In the opinion of management none of these matters are expected to have a material effect on our results of operations or financial condition.

28.Subsequent events
On February 3, 2024, the sale of our unbleached softwood kraft pulp mill in Hinton, Alberta to Mondi closed following the successful completion of regulatory reviews and satisfaction of customary closing conditions.